ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
May 14, 2024
Soo Im-Tang
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) Bahl & Gaynor Small/Mid Cap Income Growth ETF (the “Fund”) File Nos. 333-179562 and 811-22668
Dear Ms. Im-Tang:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Preliminary Proxy Statement filed pursuant to Schedule 14A on May 1, 2024 (the “Proxy Statement”). For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Proxy Statement.
Comment 1.Please confirm to the Staff that AAM did not receive any compensation for its recommendation that Bahl & Gaynor be appointed as the investment adviser to the Fund.
Response:    The Trust confirms that AAM did not receive any compensation for its recommendation that Bahl & Gaynor be appointed as the investment adviser to the Fund.
Comment 2.With respect to the disclosure found in the Q&A, “Approval of the Proposal by the Fund’s shareholders will not have any effect...” - please consider adding the word “material” before “effect.”
Response:    The Trust has revised the disclosure in question to add the suggested “material” term before “effect.”
Comment 3.With respect to the revised name of the Fund, please provide the Staff with additional details on the name change (e.g., the prior fund name, details on why the name was changed, etc.).
Response:    As disclosed in a supplement filed on March 25, 2024, the Fund’s previous name was the “AAM Bahl & Gaynor Small/Mid Cap Income Growth ETF,” which was changed to the “Bahl & Gaynor Small/Mid Cap Income Growth ETF.” Since AAM no longer serves as the Fund’s investment adviser, the term “AAM” was removed from the Fund’s name.
Comment 4.Pursuant to Item 22(c)(7) of Schedule 14A, please disclose any financial condition of the investment adviser that is reasonably likely to impair the financial ability of the adviser to fulfill its commitment to the Fund under the proposed investment advisory contract.
Response:    Bahl & Gaynor confirms that it does not have any financial condition that is reasonably likely to impair its financial ability to fulfill its commitment to the Fund under the proposed investment advisory contract.
Comment 5.The Staff notes that the investment adviser acted as an adviser to other funds with similar investment objectives. Please also indicate for any fund identified whether the adviser has waived, reduced or otherwise agreed to reduce any applicable compensation under the applicable contract.
Response:    The Trust confirms there were no fee waivers applicable to the other funds managed by Bahl & Gaynor with similar investment objectives. The applicable disclosure in question within the Proxy Statement has been revised to read as follows:
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The table below provides additional information regarding the fee rates and total assets of each other fund managed by Bahl & Gaynor with similar investment objectives as the Fund.

Fund*	Management Fee	Fee Waivers or Expense Reductions	Total Fund Assets as of December 31, 2023
Bahl & Gaynor Income Growth Fund	0.65%	None	$1.8 billion
Bahl & Gaynor Income Growth ETF	0.45%	None	$114.1 million
* Although the Bahl & Gaynor Income Growth Fund and the Bahl & Gaynor Income Growth ETF are managed by the Adviser and have similar investment objectives to the Fund, these funds invest primarily in large-cap companies, not small- and mid-cap companies.
Comment 6.With respect to the disclosure, “Abstentions and broker non-votes (i.e., proxies from brokers or nominees indicating that they have not received instructions from the beneficial owners on an item for which the brokers or nominees do not have discretionary power to vote) will be treated as present for determining whether a quorum is present with respect to a particular matter.” - please revise the disclosure to describe that broker non-votes are inapplicable for this Proxy Statement as there are only non-routine proposals. Accordingly, disclosure should state that there will be no broker non-votes and such shares will not be counted for quorum purposes or a vote cast at the meeting.
Response:    The applicable disclosure in question within the Proxy Statement has been revised to read as follows:
Abstentions will be treated as present for determining whether a quorum is present with respect to a particular matter. Abstentions will have the effect of a vote against the Proposal and any other matter that requires the affirmative vote of the Fund’s outstanding shares for approval. Abstentions will not be counted as voting on any other matter at the Special Meeting when the voting requirement is based on achieving a plurality or percentage of the “voting securities present.” Because the Proposal is expected to “affect substantially” a shareholder’s rights or privileges, a broker may not vote shares if the broker has not received instructions from beneficial owners or persons entitled to vote, even if the broker has discretionary voting power (i.e., the Proposal is non-discretionary). Because the Proposal is non-discretionary, the Trust does not expect to receive broker non-votes.
Comment 7.To the extent applicable, please include disclosure responsive to Item 22(c)(14) of Schedule 14A.
Response:    The Trust confirms there were no fees paid by the Fund to the investment adviser, its affiliated persons or any affiliated persons of such person during the most recent fiscal year for services provided to the Fund (other than under the investment advisory contract or for brokerage commissions). As such, no additional disclosure has been added.

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If you have any questions regarding the above response, please do not hesitate to contact me at josh.hinderliter@usbank.com.
Sincerely,

/s/ Joshua J. Hinderliter
Joshua J. Hinderliter
Vice President and Secretary

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